

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2019

Robert D. Bondurant
Chief Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662

> **Re: Martin Midstream Partners L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 19, 2019**
> **File No. 000-50056**

Dear Mr. Bondurant:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Natural Resources